RESERVEONE HOLDINGS, INC.

200 Park Ave, 58th floor

New York, NY 10166

June 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of ReserveOne Holdings, Inc. (CIK No. 0002078721) Registration Statement on Form S-4 File No. 333-291982

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ReserveOne Holdings, Inc., a Delaware corporation (the “Company”), and ReserveOne, Inc., a Delaware corporation (“ReserveOne” and, together with the Company, the “Registrants”), hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission”), consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-4 (File No. 333-291982), together with all exhibits and amendments thereto, initially filed with the Commission on December 5, 2025 and declared effective on May 13, 2026 (the “Registration Statement”).

The Registration Statement was initially filed with respect to the proposed issuance of (i) shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”), (ii) warrants to purchase shares of Class A Common Stock (the “Warrants”), and (iii) shares of Class A Common Stock underlying the Warrants, in connection with the Business Combination Agreement, dated as of July 7, 2025 (as may be amended, restated or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, ReserveOne, M3-Brigade Acquisition V Corp., a Cayman Islands exempted company, R1 SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and R1 Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). On June 12, 2026 the Business Combination Agreement was terminated and consequently, the Registrants have determined not to proceed with the Business Combination and the proposed offering of securities contemplated by the Registration Statement. Because the proposed offering will not occur, the Registrants believe that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No securities have been or will be sold pursuant to the Registration Statement. Accordingly, the Registrants hereby respectfully request that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and request that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact John P. Clayton of Akin Gump Strauss Hauer & Feld LLP at (214) 969 2701 or by email at jpclayton@akingump.com.

Very truly yours,

ReserveOne Holdings, Inc.

/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer and Director

ReserveOne, Inc.

/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer and Director